SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated November 7, 2007

Press release dated November 7, 2007

Press release dated November 22, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: November 30, 2007

PRESS RELEASE

Eni: bond offering

Rome, November 7, 2007 - Eni has mandated Banca IMI, Citi, Mediobanca S.p.A., UBS and UniCredit (HVB) as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 10-year bond offering under its existing EMTN Programme.

The bond issue aims at a better balance between Eni’s short and long term debt.

The transaction will be launched, subject to market conditions and the offering is restricted to institutional investors. The bond will be listed on the Luxembourg Stock Exchange.

Eni’s long term rating is Aa2/AA, the highest among listed Italian companies.

Company contacts:

Press Office: +39 02 52031875 - 06 5982398

Freephone: 800940924

Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni successfully launched fixed rate Bond

San Donato Milanese (Milan), November 7, 2007 - Eni successfully launched today a fixed rate bond issue for a notional amount of Euro 1 billion. The transaction was placed in the international Eurobond market. The bond has a 10 year maturity and pays a fixed annual coupon of 4.75%.

The reoffer price is 99.176% which implied, at the moment of pricing, a spread of 30 basis points over the 10 year mid swap rate. Eni’s credit rating is Aa2 for Moody’s and AA for Standard&Poor’s. The new bond will be listed on the Luxembourg Stock Exchange.

The transaction has been extremely successful both in Italy and abroad, although the market is presently characterized by high volatility.

Interest by a significant number of high quality institutional investors such as Asset Management firms and Insurances was mainly due to the strong credit profile of the company, its excellent name recognition, sector and rarity of access to the Eurobond market.

The notes were sold to institutional investors in Italy, France, UK, Germany, Finland, Portugal and Benelux.

Banca IMI, Citi, Mediobanca, UBS e UniCredit (HVB) had the role of Joint Lead Managers and Joint Bookrunners for the transaction.

Company contacts:

Press Office: +39 02 52031875 - 06 5982398

Freephone: 800940924

Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni: a further step towards the development of the South Stream gas pipeline

Moscow, November 22, 2007 - Eni and Gazprom signed today in Moscow a further agreement related the South Stream project, in which the parties agreed to use a joint special purpose vehicle (SPV) for the commissioning of the marketing and technical feasibility studies of the project.

The new structure will be governed by a shareholders agreement. The two partners, after months of work which also involved Saipem, acknowledged the achievement of the preliminary studies and have agreed to commission the detailed feasibility work as soon as possible.

The today’s agreement is a further significant step for the implementation of this strategic project for the Russian and European gas market.

Eni and Gazprom, together with the Italian and Russian governments, will develop top level discussions with the governments of the transit countries of the South Stream pipeline and possible other partners in the coming months.

In its offshore section, the South Stream will cross the Black Sea from the Russian coast of Beregovaya – the same starting point of the Blue Stream pipeline – to the Bulgarian coast, with a 900-km pipeline reaching a maximum water depth of more than 2,000 metres. For the onshore section two different routes from Bulgaria are being studied: a route towards northwest and one towards southwest.

Eni and Gazprom will carry out the project using the most advanced technologies in full respect of the strictest environmental criteria. This project represents an important and substantial contribution towards strengthening the security of European energy supply.

Company contacts:

Press Office: +39 02 52031875 - 06 5982398

Freephone: 800940924

Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it